April 22, 2008

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:	Michael McTiernan
Kristina Aberg
Mail Stop 4561

RE:	First Real Estate Investment Trust of New Jersey
Form 10-K
Filed January 14, 2008
File No. 000-25043

Ladies and Gentlemen:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), in the Staff’s comment letter dated March 27, 2008, with respect to the Trust’s Form 10-K referenced above.

The applicable comments and responses are set forth below.  The comment numbers correspond to the comment numbers set forth in the March 27, 2008 letter issued by the Staff.  Terms used herein without definition, shall have the same meaning assigned to them in the Form 10-K.

Item 10.  Directors, Executive Officers and Corporate Governance (incorporated by reference from the proxy statement)

1.
Comment – Please revise your disclosure in future filings to note that any person, not just a holder of record or beneficial owner of your shares, may request and will be provided with a copy of your Code of Conduct.  We refer you to Item 406(c)(3) of Regulation S-K.

Response – We have noted the Staff’s comment and confirm that we will comply with the Staff’s comment by revising our disclosure in our future filings to note that any person, not just a holder of record or beneficial owner of our shares, may request and will be provided with a copy of our Code of Conduct.

Item 11.  Executive Compensation (incorporated by reference to the proxy statement)

2.
Comment – In future filings, please provide a footnote to the “Fiscal 2007 Nonqualified Deferred Compensation” table quantifying the extent to which the amounts reported in the contributions and earnings columns are reported as compensation for the current fiscal year in the “Summary Compensation” table.  We refer you to the instruction to Item 402(i)(2) of Regulation S-K.

Response – We have noted the Staff’s comment and confirm that we will comply with the Staff’s comment by providing a footnote to the “Fiscal 2007 Nonqualified Deferred Compensation” table in our future filings quantifying the extent to which the amounts reported in the contributions and earnings columns are reported as compensation for the current fiscal year in the “Summary Compensation” table.

Item 13.  Certain Relationships and Related Transactions, Director Independence (incorporated by reference to the proxy statement)

3.
Comment – We note your response to our prior comment 7.  Please provide us with an expanded analysis as to why you believe these loans qualify as business loans exempt from Section 13(k) of the Securities Exchange Act of 1934.

Response – In response to the Staff’s comment, set forth below is an expanded analysis as to why we believe that the loans made by the Trust to Hekemian & Co., Inc. (“Hekemian & Co.”) employees, including the adult sons of Robert S. Hekemian, Chairman of the Board and Chief Executive Officer of the Trust, qualify as business loans exempt from Section 13(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The expanded analysis demonstrates that the loans were made for legitimate business purposes intended to advance the business of the Trust and not to provide a personal benefit to any person to whom such loans were made.

From December 20, 1961 through April 9, 2002, Hekemian & Co. served as the managing agent for the Trust under a Management Agreement, dated as of December 20, 1961 (the “Original Management Agreement”), and managed all of the Trust’s properties as the Trust’s sole and exclusive managing agent.  In addition, under the terms of the Original Management Agreement, Hekemian & Co. was prohibited from acquiring for its own account any real estate interest unless it first offered to the Trust the opportunity to acquire such interest on the same terms and conditions available to Hekemian & Co.

In April 2002, the Trust entered into the current Management Agreement with Hekemian & Co. (the “Current Management Agreement”), effective April 10, 2002.  The Current Management Agreement, which replaced the Original Management Agreement, provides that Hekemian & Co. is the managing agent for the properties owned by the Trust on November 1, 2001.  Accordingly, the Trust may retain Hekemian & Co. or other managing agents to manage properties acquired by the Trust or its affiliates after November 1, 2001.  In addition, under the Current Management Agreement, Hekemian & Co. is not obliged to offer any potential real estate acquisition opportunity exclusively to the Trust before acquiring such property for Hekemian & Co.’s own account or for the account of others, including shareholders and employees of Hekemian & Co.

Since, under the Current Management Agreement, Hekemian & Co. is no longer obliged to offer real estate investment opportunities to the Trust, the Trust was confronted with the need to develop a means of identifying real estate investment opportunities.  The Trust determined that providing ownership to employees of Hekemian & Co., and financing a part of the purchase price for such ownership through loans, would serve to incentivize these employees to identify real estate investment opportunities for the Trust to pursue.  As such, the loans which are the subject of this response were offered to directly advance the business of the Trust.  Hekemian & Co. identified two real estate opportunities described below (Damascus Centre and The Rotunda) and made these opportunities available to the Trust with the expectation of acquiring an ownership interest in the entities acquiring the properties and obtaining financing from the Trust for 50% of the purchase price for those interests.  By offering ownership and financing to Hekemian & Co. employees, the Trust sustained a means of identifying real estate investment opportunities through an organization (Hekemian & Co.) that is (a) uniquely familiar with the investment goals and objectives and operations of the Trust, and (b) expert in acquiring and developing real estate and itself the owner of a substantial real estate portfolio.

While endeavoring to maintain its relationship with Hekemian & Co. as a source for real estate investment opportunities, the Trust was confronted with another business need that the loans to Hekemian & Co. employees also satisfied.  Specifically, as described in greater detail below, the real estate investment opportunities presented to the Trust involved the development (as opposed to simply the acquisition and operation of existing real estate) of real property, the investment of substantial sums of capital to undertake the development, and significant risk.  The Trust sought to reduce and diversify such risk by acquiring property with another party as a co-owner in the form of a joint venture.  Entities owned substantially by the employees of Hekemian & Co. became co-owners of the Damascus Centre and The Rotunda properties, and the loans made by the Trust, which financed a portion of the Hekemian & Co. employees’ investment in these entities, served as an inducement for co-ownership and undertaking the risk associated with such ownership.  In summary, the Trust utilized the loans, in part, as a means of attracting co-owners and, in turn, reducing and diversifying the risk in its real estate portfolio.

The loans made by the Trust to employees of Hekemian & Co. in furtherance of the business purposes described above were made on commercially reasonable terms and do not constitute compensation to the borrowers, supporting the Trust’s conclusion that the primary purpose of these loans was to advance the business of the Trust and not to provide a personal benefit to any person to whom such loans were made.  The Hekemian & Co. employees’ interests in the jointly owned properties, including the interests held by the adult sons of Robert S. Hekemian, who are also officers and shareholders of Hekemian & Co., have been pledged to the Trust as collateral security for such loans, and a market level interest rate is being collected by the Trust on the outstanding principal balance of such loans, which are full recourse loans to the borrowers.  Further, in the event that The Rotunda or the Damascus Centre is sold or refinanced, the loans are to be paid first out of the proceeds of any such sale or refinancing.  While the Trust guarantees loans made by third parties to finance the acquisition and development of these properties, joint venture participants, including Hekemian & Co. employees, are contractually obligated to indemnify the Trust to the extent of their interests in the joint ventures for any loss suffered under such guarantees.

As discussed above, the loans made by the Trust to employees of Hekemian & Co. were made in connection with two joint ventures, Grande Rotunda, LLC and Damascus Centre, LLC, which acquisition opportunities were presented to the Trust by Hekemian & Co.  The Trust owns a 60% equity interest in and is the managing member of Grande Rotunda, LLC.  Rotunda 100, LLC, a New Jersey limited liability company, owns a 40% interest in Grande Rotunda, LLC.  Members of the immediate family of Robert S. Hekemian, including Robert S. Hekemian, Jr., a trustee of the Trust, have majority management control of Rotunda 100, LLC.  In addition, the Trust owns a 70% membership interest in Damascus Centre, LLC, which is the owner of the Damascus Shopping Center in Damascus, Maryland.  Damascus 100, LLC, a New Jersey limited liability company, owns a 30% interest in Damascus Centre, LLC.  Members of the immediate family of Robert S. Hekemian, including Robert S. Hekemian, Jr., a trustee of the Trust, have majority management control of Damascus 100, LLC.  The following is a description of The Rotunda, acquired by Grande Rotunda, LLC, and Damascus Centre, acquired by Damascus Centre, LLC:

(i)
The Rotunda:  The Rotunda is located in Baltimore, Maryland.  The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking.  Development costs for this property are expected to approximate $145 million.

(ii)
Damascus Centre:  Damascus Centre is a 140,000 square foot shopping center, located in Damascus, Maryland.  A modernization and expansion is underway at Damascus Center.  Total construction costs are estimated to be approximately $21.9 million.  Construction financing for approximately $27.3 million has been committed that will be available to fund future and already expended construction costs, and will be drawn upon as needed.

The Rotunda and Damascus Centre represent significant real property acquisitions for the Trust which required substantial capital investments and the willingness to bear certain risk associated therewith.

In conclusion, because the primary purpose of the loans made to the employees of Hekemian & Co. was to directly advance the business of the Trust by (i) incentivizing Hekemian & Co. to bring The Rotunda and Damascus Centre investment opportunities to the Trust, and (ii) allowing the Trust to diversify the risk associated with such significant investment opportunities, and for the other reasons discussed above, the Trust reaffirms its conclusion that such loans made by the Trust to the employees of Hekemian & Co., including the family members of Robert S. Hekemian, were for legitimate business purposes outside the prohibitions of Section 13(k) of the Exchange Act.

Exhibit Index

4.
Comment – Please file copies of your Equity Incentive Plan, Deferred Compensation Plan and any agreements documenting loans to related parties or tell us why you believe you are not required to file these documents.  We refer you to Item 601(b)(10) of Regulation S-K.

Response – The Trust previously filed the Equity Incentive Plan as Appendix A to the Trust’s proxy statement for its 2007 annual meeting of shareholders, as filed with the SEC on February 28, 2007.  The Officers and/or Trustees Deferred Fee Plan (i.e. the Deferred Compensation Plan) was filed as Exhibit 10 to the Trust’s Form 10-Q for the quarter ended January 31, 2001, as filed with the SEC on March 7, 2001.  The Trust will file any agreements documenting loans to related parties pursuant to Item 601(b)(10) of Regulation S-K as part of the Trust’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2008.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any comments or questions with regard to the information contained herein, please do not hesitate to contact me at (201) 488-6400.  Thank you for your attention to this matter.

Very truly yours,

/s/ Robert S. Hekemian

Robert S. Hekemian
Chairman and Chief Executive Officer

cc:	Allan Tubin
John A. Aiello, Esq.

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